UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 3)

OmniReliant Holdings, Inc.
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(Name of Issuer)

Common Stock, $0.00001 par value per share
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(Title of Class of Securities)

68215T104
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(CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, Suite 1901
New York, NY 10022
(212) 909-4600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2010
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 68215T104

1.)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vicis Capital LLC 45-0538105

2.)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) [ ]
	(b) [ ]

3.)	SEC Use Only

4.)	Source of Funds (See Instructions)

	OO — funds of its advisory client

5.)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[ ]

6.)	Citizenship or Place of Organization			Delaware

	Number of	7.)	Sole voting power	208,502,441
	Shares
	Beneficially	8.)	Shared voting power	0
	Owned by
	Each Reporting	9.)	Sole dispositive power	208,502,441
	Person
	With	10.)	Shared dispositive power	0

11.)	Aggregate Amount Beneficially Owned by Each Reporting Person			208,502,441

12.)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions) [ ]

13.)	Percent of Class Represented by Amount in Row (11)			91.0%

14.)	Type of reporting person (See Instructions)			IA

Item 1.	Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.00001 per share (the “Common Stock”), of OmniReliant Holdings, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 14375 Myerlake Circle, Clearwater, FL 33760.

Item 2.	Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”).  All 208,502,441 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor.  Vicis may be deemed to beneficially own such 208,502,441 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, Suite 1901, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund.

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, Suite 1901, New York, NY 10022.  To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Fund previously acquired 138,502,441 shares of Common Stock and a warrant to purchase 97,606,276 shares of Common Stock (the “Warrant”), with respect to which 70,000,000 shares of Common Stock underlying the Warrant have not yet been exercised.

In the past 60 days, the Fund has not acquired any additional shares of Common Stock.  As a result, Vicis is deemed to beneficially own 208,502,441 shares of Common Stock.

Item 4.	Purpose of Transaction.

The Fund is deemed to own approximately 91.0% of the Issuer’s outstanding Common Stock.  Vicis, on behalf of the Fund, acquired the Common Stock for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.  Mr. Christopher Phillips, a director of the Issuer, was formerly employed by Vicis in the position of Managing Director but is no longer employed by or otherwise affiliated with Vicis.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value, including discussions relating to possible changes to the Issuer’s Board of Directors.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5.	Interest in Securities of the Issuer

(a)
All 208,502,441 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor.   Vicis Capital LLC may be deemed to beneficially own such 208,502,441 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time.  Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 208,502,441 shares of Common Stock represent approximately 91.0% of the Issuer’s outstanding Common Stock (based upon 159,073,323 shares of Common Stock outstanding at May 14, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC for the period ended March 31, 2010 plus 70,000,000 shares of Common Stock still underlying the Warrant issued by the Issuer, and 208,502,441 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock in the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

On June 4, 2010, the Fund and the Issuer entered into a Note Purchase Agreement whereby the Fund purchased from the Issuer a note in the principal amount of $1,500,000 (the “Bridge Note”).  The Bridge Note is convertible, at the option of the Fund, into securities to be issued by the Issuer in connection with a future financing at a rate of $1.00 for every $1.00 in face or principal amount or stated value of the securities offered by the Issuer in such future financing.  As of the date of the filing of this Schedule, the parties have engaged in discussions regarding, but have not yet agreed to, the definitive terms of such future financing.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2010
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Date

/s/ Andrew Comito
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Signature

Andrew Comito, Compliance Officer*
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Name/Title

*Executed pursuant to the authorization of the members of Vicis Capital LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital LLC with respect to the Amacore Group, Inc. on October 1, 2009.